January 4, 2005

VIA EDGAR CORRESPONDENCE

Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0305

RE:	Orbimage Inc. Form 10 Amendment No. 1 Filed December 1, 2004 File No. 0-50933

Dear Mr. Spirgel:

     On behalf of ORBIMAGE Inc. (“we,” “us,” “ORBIMAGE” or the “Company”), this letter sets forth the Company’s responses to the Staff’s comment letter dated December 20, 2004. Commensurate with delivery of the letter, we are filing today Amendment No. 2 to our Form 10 under cover of Form 10/A. References to Form 10/A in this letter are to Amendment No.2 unless otherwise noted. For your convenience, I have set forth each of the Staff’s comments immediately preceding the Company’s response, and have indicated where we have included additional disclosure as part of our response in the Form 10/A. Under separate cover, we are providing you a blackline copy of the Form 10/A that reflects changes to the Form 10/A filed on December 1, 2004.

General

1.	Your Form 10 currently discusses the following contracts with U.S. Government agencies: (1) the National Geo-Spatial Intelligence Agency (“NGA”) ClearView contract; (2) The NGA Geo-Spatial Intelligence program; (3) and additional task order under the ClearView contract; (4) a contract with the National Aeronautics and Space Administration (“NASA”); and (5) the NextView Second Vendor Program.

In conversation on December 15, 2004 between Derek Swanson, Staff Attorney, and William P. O’Neil, Mr. O’Neill confirmed that Orbimage

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Division of Corporation Finance
January 4, 2005

would file the ClearView contract and NextView contract as exhibits to the Second Amendment to the Form 10, that the company must secure NGA approval before filing those contracts, and that the company will probably request Confidential Treatment for those contracts. Mr O’Neill also stated that the NGA Geo-Spatial intelligence program and additional task order under the ClearView contract are part of the ClearView contract, obviating the need to file those contracts separately as exhibits to Amendment No. 2 to the Form 10. As to the NASA contract, please file this contract with your amended Form 10, as well material contracts between Orbimage and other government agencies; or explain why the NASA contract and other government contracts do not need to be filed with your amended Form 10.

Please be advised that your applications for confidential treatment will be reviewed by the staff of the Division of Corporation Finance to ensure compliance with Rule 24b-2 and Division of Corporation Finance Staff Legal Bulletin 1A. In addition, please be advised that the staff is currently reviewing your Confidential Treatment Request, dated December 1, 2004, for exhibits filed with the first Amendment to your Form 10.

Response:

The Company is currently discussing with the U.S. National Geo-spatial Intelligence Agency (“NGA”) the redactions to the Company’s ClearView and NextView contracts which NGA will require before NGA will provide its consent to a public filing of such agreements. Simultaneously with the filing of those agreements as exhibits, the Company will file a request for Confidentiality with the staff. The Company intends to file such agreements as quickly as possible.

The Company does not intend to file any of its other agreements with governmental agencies as exhibits to the registration statement because it does not consider them material agreements. Furthermore, the NASA contract expired on December 24, 2004, and reference to that agreement has been deleted from the disclosure on page 7 of the Form 10/A.

2.	Please amend your Form 10 to discuss your ownership and control of your satellites and ground stations. For example, in Note 4 to your Financial Statements, you outline the various items purchased from Orbital Sciences under the System Procurement Agreement. Please disclose this information in your Business Section and include in that discussion your statement, on page 7 of our response letter, that “we own all of our satellite and material equipment at each of our ground stations, free of any liens or other encumbrances.”

Response:

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January 4, 2005

The Company has added the disclosure in the Form 10/A requested by the Staff in Item 1 — Business on page 3.

3.	Your Form 10 should also be amended to include further discussion of both your past and current relationship with Orbital Sciences, affiliates of Orbital Sciences, and affiliates of your predecessor. We note your discussion of your past relationship with Orbital Sciences in Note 4 to your Financial Statements.

Response:

The Company has added the disclosure in the Form 10/A requested by the Staff in Item 1 — Business on page 2.

4.	As currently drafted, your Form 10 does not clarify whether the NGA or other governmental entities have the right to commandeer your satellites in times of national emergency. Because “U.S. Government contracts accounted for approximately 50% and 59% of your revenues for the nine months ended September 30, 2004 and 2003, respectively,” disclose whether your satellites and ground stations are subject to government command and control if certain circumstances arise. If the satellites are subject to government control, disclose the conditions that must arise before this control can be exercised. We note your summary of the Department of Commerce license, found in Appendix A to Exhibit 10.1, Attachment A to Exhibit 10.2, and Appendix A to Exhibit 10.3.

Response:

Under the licenses to operate imagery satellites granted to ORBIMAGE by the Department of Commerce, NOAA, the U.S. Government could essentially take control of the satellites, limiting what they image and obtaining exclusive and direct access to the imagery data. This condition is related to U.S. Government national security concerns and is unrelated to the size or even the existence of the Company’s contracts to provide imagery to the U.S. Government. As a result, the Company has added the disclosure in the Form 10/A requested by the Staff in Item 1 — Business on page 11 in connection with the terms of its NOAA licenses, but has not added this discussion to the disclosure relating to U.S. Government contracts.

5.	We note your response to prior comment 4. After reading the amended Form 10, however, we believe that further discussions of the limited scope of the market for your products and services is needed. Do not simply outline the various markets for your products and services. Instead, discuss how the U.S. Government is not only your largest single customer, but that contracts

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January 4, 2005

with the U.S. Government made up about 50% of your revenues for the nine months ended September 30, 2004.

Response:

The Company has added the disclosure in the Form 10/A requested by the Staff in Item 1 — Business on page 5.

6.	The staff believes that the registration of securities on a Form 10 is tantamount to an Initial Public Offering and is therefore not subject to the Safe Harbor. Therefore, please delete your reference to the Securities Litigation Reform Act of 1996 on page 12 of your amended Form 10.

Response:

The Company notes that effective November 12, 2004, it is a reporting company under the Securities Exchange Act of 1934, as amended, and as such the Company believes its filings are subject to the Private Securities Litigation Reform Act of 1995 (the “PSLRA”). However, the Company acknowledges the Staff’s position regarding a registration of securities on Form 10 for Companies which were not previously reporting companies. As a result, the Company has deleted the reference to the PSLRA on page 13 of the Form 10/A.

Management’s Discussion and Analysis

Overview, page 19

7.	As requested in prior comment 12, disclose the level of revenues needed to obtain a positive gross profit and when management expects to achieve this. Also, you state that gross profit is near break-even, but the statement of operations shows a gross loss of $4.3 million for the nine months ended September 30, 2004. Please revise your disclosure to address the apparent inconsistency.

Response:

The Company has amended the disclosure in the Form 10/A requested by the Staff in the Overview section of our MD&A on page 20.

Critical Accounting Policies, page 22

8.	In your response to prior comment 14 you discuss the provision for NGA to reimburse $5 million for infrastructure costs. Tell us how you will classify these payments in the statement of operations. If you expect to characterize

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January 4, 2005

these as revenue, discuss the accounting literature you considered and how you applied it to this arrangement.

Response:

The Statement of Work in our ClearView contract with NGA contains specific NGA-centric requirements that are not consistent with our standard commercial practices or infrastructure. To accommodate these unique (non-commercial) requirements, the Company must modify its existing infrastructure, and NGA has agreed to fund those enhancements. The Company received a nonrefundable up-front fee upon contract award and will receive the remainder upon final inspection and approval of the enhancements by NGA.

The NGA payments to make these infrastructure enhancements are being accounted for as revenue in accordance with Staff Accounting Bulletin 104. As disclosed in our previous response letter dated December 1, 2004, the Company believes that the infrastructure enhancement portion of the ClearView contract is appropriately accounted for as a single unit of accounting under EITF 00-21. The revenue associated with the up-front nonrefundable fee payment by NGA is being deferred over the term of the ClearView contract consistent with the guidance provided in Topic 13.A.3(f) of SAB 104. Revenue on the remaining portion of the contract was not recognized until the Company had made sufficient progress on the enhancements to demonstrate to NGA that the enhancements will meet NGA’s specified acceptance provisions in accordance with SAB 104. This revenue is also deferred and recognized over the contract term.

Liquidity and Cash Flows, page 27

9.	We reissue part of prior comment 19. Identify those items that are the primary underlying drivers in contributing to the uncertainties or variability in your cash flows from operating activities. For example, what is the impact of cash receipts for services provided and payments to vendors?

Response:

The Company has amended the disclosure in the Form 10/A requested by the Staff in the Liquidity and Cash Flows section of our MD&A on page 29.

Capital Structure and Resources, page 28

10.	At page 29 you describe the source of funds for future capital expenditures of $265 million. Expand your disclosure to show the amount of funds you expect to receive from the sale of units of common stock and warrants.

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January 4, 2005

Response:

The Company has amended the disclosure in the Form 10/A requested by the Staff in the Capital Structure and Resources section of our MD&A on page 30.

11.	You state that approximately $45 million of future capital expenditures will be funded from cash flow generated by Orbimage’s existing business. Explain how you expect to generate this level of cash flow, given the amount of cash used by operations as shown in the statements of cash flows.

Response:

According to the Company’s business plan, the Company will generate operating cash of approximately $60 million in 2005 and 2006, when the primary construction activities of the NextView satellite (OrbView-5) will take place. Now that the Company has been awarded the NextView contract, the Company has intensified its efforts to further develop its current operations, particularly overseas. As new international customers are brought in, the incremental costs associated with those customers are much smaller than the associated revenues. Consequently, the addition of new customers should result in higher operating margins and generate sufficient positive cash flow to allow for the Company to invest its operating funds in the NextView program.

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     If you have any questions or comments with regard to these responses or other matters, please call me at (703) 480-5672, or Bill O’Neill or Blaise Brennan of Latham & Watkins at (202) 637-2275 or (202) 637-2337, respectively.

Very truly yours,
/S/ William L. Warren
William L. Warren Vice President, General Counsel and Secretary

cc:	John McIntyre, Staff Accountant, Securities and Exchange Commission
Derek Swanson, Staff Attorney, Securities and Exchange Commission
Tony Anzilotti, ORBIMAGE Inc.
Bill O’Neill, Latham & Watkins
Blaise Brennan, Latham & Watkins
Wayne Berson, BDO Seidman

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